APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cartel Ventures LLC dba Cartel Brewing & Blending

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	
Beverage Sales	628.00
Cider Sales	4,721.00
Discounts and Returns	-312.50
Food Sales	10,896.00
Merchandise Sales	4,304.85
Tap Room Beer Sales	85,279.37
Tip Income	26,296.30
To Go Beer Sales	32,938.30
Wholesale Beer Sales	5,778.40
Total Sales of Product Income	**170,529.72**
Total Income	**$170,529.72**
Cost of Goods Sold	
Bottling Supplies	6,679.07
Brewing Ingredients	24,144.07
Cost of Goods Sold	
Supplies & Materials - COGS	-8,000.00
Total Cost of Goods Sold	**-8,000.00**
Food Purchases	8,320.83
Merchandise Purchases	1,820.00
Wholesale Keg Purchases	-1,256.67
Total Cost of Goods Sold	**$31,707.30**
GROSS PROFIT	**$138,822.42**
Expenses	
Advertising & Marketing	3,124.73
Automobile Expenses	135.84
Bank Charges & Fees	0.00
Dues and Subscriptions	350.00
Equipment/Storage Rental	2,766.80
General Supplies	8,934.81
Guaranteed Payments Adam	9,992.29
Insurance	5,570.28
Job Supplies	516.22
Legal & Professional Services	8,864.00
Meals & Entertainment	1,233.40
Merchant Processing Fees	4,937.37
Office Supplies & Software	2,151.96
Outside Services	1,200.00

Cartel Ventures LLC dba Cartel Brewing & Blending

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
Direct Deposit Fees	91.00
Payroll Tax Expenses	5,496.14
Wage Expense	44,654.14
Total Payroll Expenses	**50,241.28**
Postage, Shipping & Freight	1,105.30
Rent Expense	19,800.00
Repairs & Maintenance	753.00
Taxes & Licenses	8,242.55
Utilities	
Electric	4,544.39
Gas	1,126.05
Telephone & Internet	1,655.23
Total Utilities	**7,325.67**
Total Expenses	**$137,245.50**
NET OPERATING INCOME	**$1,576.92**
Other Income	
Interest Income	8.30
Total Other Income	**$8.30**
Other Expenses	
Amortization	1,687.14
Depreciation	14,324.87
Total Other Expenses	**$16,012.01**
NET OTHER INCOME	**$ -16,003.71**
NET INCOME	**$ -14,426.79**

Cartel Ventures LLC dba Cartel Brewing & Blending

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Members First Checking	8,875.12
Petty Cash	300.00
Total Bank Accounts	**$9,175.12**
Other Current Assets	
Inventory Asset	8,085.00
Total Other Current Assets	**$8,085.00**
Total Current Assets	**$17,260.12**
Fixed Assets	
Accumulated Amortization	-1,687.14
Accumulated Depreciation	-14,324.87
Brewing Equipment	79,819.37
Furniture & Fixtures	8,579.35
Intangible Assets	
License Fees	1,856.75
Start-Up Costs	28,511.83
Total Intangible Assets	**30,368.58**
Leasehold Improvements	50,894.33
Total Fixed Assets	**$153,649.62**
Other Assets	
Security Deposit	1,650.00
Total Other Assets	**$1,650.00**
TOTAL ASSETS	**$172,559.74**

Cartel Ventures LLC dba Cartel Brewing & Blending

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Malt Beverage Tax Payable	-138.91
Payroll Liabilities	
Federal Tax Withheld	73.00
Local Tax Withheld	309.05
LST Withheld	56.00
Medicare Withheld	98.72
Social Security Withheld	422.12
State Tax Withheld	933.88
SUI Withheld	18.26
Total Payroll Liabilities	**1,911.03**
Payroll Payables	
FUTA Payable	167.08
Medicare Payable	98.72
Social Security Payable	422.12
SUTA Payable	563.04
Total Payroll Payables	**1,250.96**
Total Other Current Liabilities	**$3,023.08**
Total Current Liabilities	**$3,023.08**
Long-Term Liabilities	
American Keg Lease	2,414.66
Glassware Washer Lease	0.00
Mainvest Investment Loan	58,138.04
Note Payable -	48,415.75
Total Long-Term Liabilities	**$108,968.45**
Total Liabilities	**$111,991.53**
Equity	
Partner Contributions	74,995.00
Partner Distributions	0.00
Retained Earnings	0.00
Net Income	-14,426.79
Total Equity	**$60,568.21**
TOTAL LIABILITIES AND EQUITY	**$172,559.74**

Cartel Ventures LLC dba Cartel Brewing & Blending

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,426.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-8,000.00
Accumulated Amortization	1,687.14
Accumulated Depreciation	14,324.87
Accounts Payable (A/P)	0.00
Direct Deposit Liabilities	0.00
Malt Beverage Tax Payable	-138.91
Payroll Liabilities:Federal Tax Withheld	73.00
Payroll Liabilities:Local Tax Withheld	309.05
Payroll Liabilities:LST Withheld	56.00
Payroll Liabilities:Medicare Withheld	98.72
Payroll Liabilities:Social Security Withheld	422.12
Payroll Liabilities:State Tax Withheld	933.88
Payroll Liabilities:SUI Withheld	18.26
Payroll Payables:FUTA Payable	167.08
Payroll Payables:Medicare Payable	98.72
Payroll Payables:Social Security Payable	422.12
Payroll Payables:SUTA Payable	563.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,035.09**
Net cash provided by operating activities	**$ -3,391.70**
INVESTING ACTIVITIES	
Brewing Equipment	0.00
Furniture & Fixtures	-2,477.75
Leasehold Improvements	-5,449.41
Net cash provided by investing activities	**$ -7,927.16**
FINANCING ACTIVITIES	
American Keg Lease	-4,550.16
Glassware Washer Lease	0.00
Mainvest Investment Loan	-6,533.96
Note Payable -	20,415.75
Partner Distributions	0.00
Net cash provided by financing activities	**$9,331.63**
NET CASH INCREASE FOR PERIOD	**$ -1,987.23**
Cash at beginning of period	11,162.35
CASH AT END OF PERIOD	**$9,175.12**

Cartel Ventures LLC dba Cartel Brewing & Blending

Profit and Loss

January - December 2022

	TOTAL
Income	
Rental Income	1,900.00
Sales of Product Income	
Beer Garden Sales	
Beer Garden - Event Beer	85,814.00
Beer Garden - Event Beverage	2,001.00
Beer Garden - Event Food	887.00
Beer Garden - Event Merchandise	414.00
Total Beer Garden Sales	**89,116.00**
Beverage Sales	809.50
Cider Sales	4,805.50
Discounts and Returns	-680.75
Food Sales	9,790.50
Liquor Sales	2,903.00
Merchandise Sales	5,932.34
Tap Room Beer Sales	107,983.25
Tip Income	40,027.09
To Go Beer Sales	44,699.00
To Go Cider Sales	826.00
Wholesale Beer Sales	11,219.60
Wholesale Cider Sales	0.00
Total Sales of Product Income	**317,431.03**
Total Income	**$319,331.03**
Cost of Goods Sold	
Bottling Supplies	1,564.02
Brewing Ingredients	23,252.14
Cost of Goods Sold	
Supplies & Materials - COGS	-1,363.00
Total Cost of Goods Sold	**-1,363.00**
Food Purchases	5,195.12
Merchandise Purchases	1,749.78
Subcontractors	5,545.82
Wholesale Beverage Purchases	676.28
Wholesale Keg Purchases	3,950.00
Total Cost of Goods Sold	**$40,570.16**
GROSS PROFIT	**$278,760.87**
Expenses	
Advertising & Marketing	633.23
Automobile Expenses	438.96
Bank Charges & Fees	3.00

Cartel Ventures LLC dba Cartel Brewing & Blending

Profit and Loss

January - December 2022

	TOTAL
Donations	47.25
Dues and Subscriptions	687.50
Equipment/Storage Rental	12,292.20
Finance Charges	527.29
General Supplies	5,135.16
Guaranteed Payments Adam	4,755.97
Insurance	5,548.99
Interest Expense	6,562.50
Job Supplies	4,174.47
Legal & Professional Services	10,086.34
Meals & Entertainment	754.71
Merchant Processing Fees	5,608.24
Office Supplies & Software	1,018.60
Other Business Expenses	
Customer Gifts	251.40
Music & Entertainment	15,067.57
Total Other Business Expenses	**15,318.97**
Payroll Expenses	
Direct Deposit Fees	257.25
Payroll Tax Expenses	9,604.75
Wage Expense	94,780.40
Total Payroll Expenses	**104,642.40**
Postage, Shipping & Freight	24.92
Rent Expense	38,040.81
Repairs & Maintenance	1,494.19
Taxes & Licenses	15,264.77
Utilities	
Electric	6,817.99
Gas	1,434.86
Pest Control Services	450.50
Telephone & Internet	5,123.72
Trash Collection	346.08
Total Utilities	**14,173.15**
Total Expenses	**$247,233.62**
NET OPERATING INCOME	**$31,527.25**
Other Income	
Interest Income	5.90
Total Other Income	**$5.90**
Other Expenses	
Amortization	2,024.57

Cartel Ventures LLC dba Cartel Brewing & Blending

Profit and Loss

January - December 2022

	TOTAL
Depreciation	26,891.05
Total Other Expenses	**$28,915.62**
NET OTHER INCOME	**$ -28,909.72**
NET INCOME	**$2,617.53**

Cartel Ventures LLC dba Cartel Brewing & Blending

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Members First Checking	9,575.95
Petty Cash	0.00
Total Bank Accounts	**$9,575.95**
Other Current Assets	
Inventory Asset	9,448.00
Total Other Current Assets	**$9,448.00**
Total Current Assets	**$19,023.95**
Fixed Assets	
Accumulated Amortization	-3,711.71
Accumulated Depreciation	-41,215.92
Beer Garden Equipment	1,608.08
Brewing Equipment	91,157.22
Furniture & Fixtures	8,579.35
Intangible Assets	
License Fees	1,856.75
Start-Up Costs	28,511.83
Total Intangible Assets	**30,368.58**
Leasehold Improvements	50,894.33
Total Fixed Assets	**$137,679.93**
Other Assets	
Security Deposit	6,650.00
Total Other Assets	**$6,650.00**
TOTAL ASSETS	**$163,353.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover Card 8212	11,023.89

Cartel Ventures LLC dba Cartel Brewing & Blending

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$11,023.89**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Malt Beverage Tax Payable	-138.91
Payroll Liabilities	
Federal Tax Withheld	55.00
Local Tax Withheld	196.84
LST Withheld	50.00
Medicare Withheld	75.05
Social Security Withheld	320.91
State Tax Withheld	583.44
SUI Withheld	11.40
Total Payroll Liabilities	**1,292.64**
Payroll Payables	
FUTA Payable	298.35
Medicare Payable	75.05
Social Security Payable	320.91
SUTA Payable	239.78
Total Payroll Payables	**934.09**
Total Other Current Liabilities	**$2,087.82**
Total Current Liabilities	**$13,111.71**
Long-Term Liabilities	
American Keg Lease	0.00
- Investment Capital	10,000.00
Glassware Washer Lease	0.00
Mainvest Investment Loan	44,314.93
Note Payable -	45,241.50
Note Payable -	12,500.00
Total Long-Term Liabilities	**$112,056.43**
Total Liabilities	**$125,168.14**
Equity	
Partner Contributions	74,995.00
Partner Distributions	-25,000.00
Retained Earnings	-14,426.79
Net Income	2,617.53
Total Equity	**$38,185.74**
TOTAL LIABILITIES AND EQUITY	**$163,353.88**

Cartel Ventures LLC dba Cartel Brewing & Blending

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	2,617.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-1,363.00
Accumulated Amortization	2,024.57
Accumulated Depreciation	26,891.05
Accounts Payable (A/P)	0.00
Discover Card	11,023.89
Direct Deposit Liabilities	0.00
Payroll Liabilities:Federal Tax Withheld	-18.00
Payroll Liabilities:Local Tax Withheld	-112.21
Payroll Liabilities:LST Withheld	-6.00
Payroll Liabilities:Medicare Withheld	-23.67
Payroll Liabilities:Social Security Withheld	-101.21
Payroll Liabilities:State Tax Withheld	-350.44
Payroll Liabilities:SUI Withheld	-6.86
Payroll Payables:FUTA Payable	131.27
Payroll Payables:Medicare Payable	-23.67
Payroll Payables:Social Security Payable	-101.21
Payroll Payables:SUTA Payable	-323.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,641.25**
Net cash provided by operating activities	**$40,258.78**
INVESTING ACTIVITIES	
Beer Garden Equipment	-1,608.08
Brewing Equipment	-11,337.85
Furniture & Fixtures	0.00
Intangible Assets:License Fees	0.00
Security Deposit	-5,000.00
Net cash provided by investing activities	**$ -17,945.93**
FINANCING ACTIVITIES	
American Keg Lease	-2,414.66
- Investment Capital	10,000.00
Glassware Washer Lease	0.00
Mainvest Investment Loan	-13,823.11
Note Payable -	-3,174.25
Note Payable -	12,500.00
Partner Distributions	-25,000.00
Net cash provided by financing activities	**$ -21,912.02**
NET CASH INCREASE FOR PERIOD	**$400.83**
Cash at beginning of period	9,175.12
CASH AT END OF PERIOD	**$9,575.95**

I, Adam Chamberland, certify that:

1. The financial statements of Cartel Brewing & Blending included in this Form are true and complete in all material respects; and
2. The tax return information of Cartel Brewing & Blending included in this Form reflects accurately the information reported on the tax return for Cartel Brewing & Blending for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature	*Adam Chamberland*
Name:	Adam Chamberland
Title:	Founder and President